SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 29, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew completes acquisition of ArthroCare

29 May 2014

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces the completion of the acquisition of ArthroCare Corporation, an innovative medical device company with a highly complementary sports medicine portfolio. The purchase price was $48.25 per share paid in cash, translating into an enterprise value of approximately $1.5 billion.

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

"The acquisition of ArthroCare is a compelling transaction that accelerates our strategy to rebalance Smith & Nephew towards our higher growth segments.  Its technology and highly complementary products will significantly strengthen our portfolio, and we will use our global footprint to drive substantial new revenue growth. We are pleased to welcome ArthroCare's employees to Smith & Nephew and look forward to the further development and expansion of our combined business."

The acquisition has clear strategic rationale:

• Creation of a comprehensive resection and repair portfolio with exciting growth prospects.
- In resection, the combination of ArthroCare's latest generation of radio frequency (RF) technology and Smith & Nephew's strong mechanical blade portfolio gives customers greater choice.
- In joint repair, ArthroCare's shoulder anchor innovation strongly complements our strength in knee repair, forming an extensive, integrated portfolio.

• Additional revenue opportunities from combined global footprint and channel presence.
- Cross-sell the combined portfolio and build upon shared capabilities in marketing and customer targeting.
- Utilise Smith & Nephew's more extensive and established global footprint to introduce ArthroCare's products to new customers and markets.

• Adjacent Ear, Nose & Throat (ENT) business provides new growth opportunities.
- Ability to expand this business into new global markets.
- Prospects to utilise Smith & Nephew's technologies to develop product range further.

• An enhanced pipeline.
- Strong combined new product pipeline and R&D expertise will accelerate delivery of future innovation.

The acquisition is expected to deliver substantial cost and revenue synergies that add approximately $85 million to annual trading profit in the third full year.

Enquiries

Investors
Phil Cowdy, Smith & Nephew	+44 (0) 20 7401 7646

Financial Media
Charles Reynolds, Smith & Nephew	+44 (0) 20 7401 7646

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Trade Media
Joe Metzger, Smith & Nephew	+1 (978) 273 5187

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitteror visit SmithNephewplc on Facebook.com

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

 ◊Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 29, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary